

December 15, 2010

Gregory A. Demopulos, M.D.
Chief Executive Officer
Omeros Corporation
1420 Fifth Avenue, Suite 2600
Seattle, Washington 98101

  Re: Omeros Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 31, 2010
     Schedule 14A filed April 28, 2010
     File No. 001-34475

Dear Dr. Demopulos:

  We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Schedule 14A filed April 28, 2010

Compensation Risk Disclosure

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563, Daniel Greenspan at (202) 551-3623 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director